Via Facsimile and U.S. Mail
Mail Stop 6010

April 15, 2009

Mr. John Hlywak, Jr.
Executive Vice President and Chief Financial Officer
IntegraMed America, Inc.
2 Manhattanville Road
Purchase, NY 10577

Re: IntegraMed America, Inc.
Form 10-K for the Year Ended December 31, 2007
Form 10-K for the Year Ended December 31, 2008
File No. 000-20260

Dear Mr. Hlywak:

We have limited our review of your filings to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Year Ended December 31, 2007
Exhibits 31.1 and 31.2

1. Refer to your response to comment 12 dated January 29, 2009. It appears that you still have not filed amended exhibits 31.1 and 31.2 that was included in your 2007 10-K. Please amend.

Form 10-K For the Year Ended December 31, 2008
Item 7. Management's Discussion and Analysis of Financial Condition and Results…
Significant Contractual Obligations and Other Commercial Commitments, page 20

2. In your 2008 Form 10-K, you did not include interest on long-term debt as proposed in your response to comment two dated August 29, 2008. Please revise.

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

3. Vein Clinics of America, Inc., which was acquired on August 8, 2007 should have been included in the scope of auditing internal controls over financial reporting for the year ended 2008. Please obtain and file an auditor's report that covers the internal controls of Vein Clinics of America.

Notes to Consolidated Financial Statements
Note 2 – Restatement, page F-7

4. Restated income before income tax for 2006 appears to contain a typographical error and should be $3,047 and not $4,047.

Note 3 – Summary of significant Accounting Policies
Basis of Consolidation, page F-8

5. Refer to comment number two of our letter dated March 18, 2009. Please tell us where you have disclosed the number of fertility treatments conducted under the Shared Risk Program relative to the number that are not conducted through the program or revise your discussion to include this information.

Revenue Recognition
Consumer Services – Shared Risk Refund Program, page F-9

6. Please tell us where you have disclosed the termination provisions of Attain IVF program as you had confirmed in your response to comment eight dated January 29, 2009. This discussion should include the rights of your patients and the timing during which the program may be terminated.

7. If true, please revise your disclosure to state that most clinical pregnancies result in a delivery of a baby.

Note 4 – Significant Service Contracts, page F-14

8. Please revise your disclosure to quantify the limit imposed by the contract with respect to revenues earned based on a percentage of center's earnings as you proposed in your revised response to comment nine dated January 29, 2009.

*   *   *   *

As appropriate, please amend your Form 10-K for the fiscal years ended December 31, 2007 and 2008 and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comments. Detailed cover letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Kei Ino, Staff Accountant, at (202) 551-3659 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant